SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 892 Daechi 4-dong, Gangnam-gu, Seoul, Korea, 135-777

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-             .]

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translation of documents with respect to Filing of Lawsuit (Claim for Damages)

Exhibit 99.1

Filing of Lawsuit (Claim for Damages)

Nippon Steel Corporation (“NSC”) filed a civil lawsuit including a trade secret misappropration claim against POSCO on April 19, 2012, and POSCO officially received the complaint from the Tokyo District Court on June 22, 2012.

The amount claimed by NSC in the above complaint is 98.6 billion Japanese Yen, and POSCO plans to vigorously defend and seek to dismiss the claim.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: June 25, 2012	By	/s/ Park, Han-Yong
(Signature)*
* Print the name and title under the signature of the signing officer.		Name: Park, Han-Yong
Title: President and Representative Director